December 6, 2006

VIA FACSIMILE
713-623-2853

The Board of Directors
c/o James E. Hyman, Chairman
Cornell Companies, Inc.
1700 West Loop South
Suite 1500
Houston, TX 77027

Dear Members of the Board:

We together and for the benefit of our clients own over 2.3 million or approximately 16.5% of the outstanding common shares of Cornell Companies, Inc. We are writing to express our opposition to the proposed acquisition of our company by The Veritas Capital Fund III, LP for $18.25 per share. We believe the price does not reflect the true value of our company and that the Directors have failed in their fiduciary responsibility by recommending that the shareholders vote for the transaction.

Like many of your shareholders, we have been awaiting the proxy to see if there was any information therein which would help us understand why you would support an acquisition price that is substantially below what we estimate to be the intrinsic value of the company. After studying the preliminary proxy, we conclude that there is no information included which supports this low price. Moreover, we believe that the evaluation process was flawed and that material information is being withheld that would allow shareholders to make a more accurate determination of fair value.

Flawed Process. The “Background of the Merger” section in the proxy1  describes the process of contacting potential buyers. What is most striking is that strategic buyers appear to have been treated as second class participants. Strategic buyers were given only half the time to evaluate and react to your initial contact compared to what was given to financial buyers. Also it appears that the strategic buyer who indicated the highest potential price was not pursued because they did not submit a single price or draft merger agreement comments. No reasons for requiring a single price and merger agreement comments were given but it is difficult for us to believe that they would justify abandoning a potential buyer who indicates the highest price. Perhaps the shorter evaluation time is what caused the strategic buyers to not follow your bidding guidelines, but regardless we believe that as fiduciaries you should have tried to develop both of the strategic buyers’ interest. Instead, you moved to exclusive negotiations with one of the financial buyers, and after they dropped out, began exclusive negotiations with the other financial buyer without pursuing the strategic buyers at all. Ironically, it is our belief that strategic buyers would be able to generate large synergies, mostly by eliminating a significant amount of Cornell’s high overhead, and thereby be in a position to pay a better price than financial buyers. And yet instead of actively pursing the potential buyers which would be most likely to pay the highest price, Cornell’s process seems to have actually discriminated against and discouraged them.

1 Schedule 14A, Cornell Companies, Inc., filed November 13, 2006, pp 16-20.

Lack of Material Information. One of the major reasons the Board recommends this transaction to the shareholders is your reliance on the fairness opinion provided by Rothschild, Inc. Rothschild, however, states that they completely relied on management’s financial projections and did not independently verify any information used in forming its opinion.2  While these purchased opinions are always to be considered with some skepticism, proxy statements of this type typically disclose the financial projections upon which the opinions are based which allows shareholders to make their own judgments about the adequacy of the proposed deal. However in the case of our company, the Board has chosen not to be open with shareholders and share this vital information. We believe that an honest assessment of the financial prospects of Cornell over the next five years would make it clear that the proposed price of $18.25 per share is inadequate. Over the last twelve months, Cornell’s management has been frustratingly secretive about the opportunities in front of our company. We are very disappointed that a Board that purports to be representing the shareholders would allow this secrecy to continue at such a critical time. The owners are faced with an important decision; why would you not want to provide as much information as practicable?

It only takes a passing familiarity with the private corrections industry to know that demand currently outstrips supply and that therefore pricing is moving in an extremely positive direction. While your public competitors are taking full advantage of this environment, Cornell’s management remains vague and circumspect. However, in reviewing the earnings conference calls over the last year, one can glean some idea of what the future holds for Cornell.

For example, on the first quarter conference call held on May 9, 2006, James Hyman made the following comments:

“To date we’ve avoided public discussions of growth. However, that has not meant that we have been inactive in considering growth in each of our divisions. As we start to look to 2007 and beyond, we see opportunities where we can win a share of new business to grow shareholder value.”

“Today, we are actively bidding on selected contracts and feel confident that we can win an attractive share of the demand that the entire industry sees from our federal and state customers.”

2 Schedule 14A, Cornell Companies, Inc., filed November 13, 2006, pp 24-25.

“By simply filling capacity at current operating programs, we can double the EBITDA from the [juvenile] division over the next two years.”

“… the EBITDA from the divisional growth efforts will not likely materialize during 2006 …”

“… each of the business lines has huge upside to where they are today.”

“When we run out of opportunities, which I don’t see for quite a while, then we’d have to figure out whether, you know, there are people who are better able to drive the next stage of growth. Today, I think we’re perfectly positioned to do that.”

On subsequent calls Mr. Hyman refused to elaborate on any specific growth opportunities or what the financial impact of previously mentioned opportunities might be.

In addition to the comments listed above, we believe that there is a substantial list of opportunities to grow the earnings stream and to surface values that are embedded in the company. These items include:

•	Monetization of the $150 million of unencumbered earning real estate that is currently on the balance sheet
•	Proceed with $30 million of low risk, high return capital expansion projects
•	Re-price low margin contracts (i.e. Great Plains) to reflect the current strong pricing environment
•	Repurpose less profitable juvenile facilities for adult applications
•	Sell money losing juvenile facilities

We agree with Mr. Hyman that there is huge upside available for our company. The question is which, if any, of these opportunities were included in the projections given to the potential bidders and to Rothschild? Also what value was attributed to non-earning assets like the pre-paid rent that does not show up on the balance sheet? While the proxy is silent on these important issues, it appears to us that none of these opportunities are reflected in a price of $18.25/share. The December 1st press release which raised earnings guidance for the fourth quarter underscores our concern that management is downplaying the company’s prospects. This makes it two quarters in a row where actual operating results are much better than guidance that was provided just a few months prior.

Over the past two years we have been vocal supporters of Cornell. We supported the replacement of the Board that was achieved last year and we have supported Mr. Hyman’s efforts as he took over management of the company. We have endured write-offs, program closings and a lagging stock price, all because we thought that there was significant value to be realized in the future. Now as the company is about to enter a true growth phase where that value could be realized, we are being asked to hand that value over to a private equity buyer and the management team.

While it may be the case that this is the best price that this particular strategic process could result in, it does not mean it is acceptable. We firmly believe that remaining an independent company poised for growth is a far superior option. As fiduciaries to our investors we simply can not support selling our shares for such an inadequate price and accordingly we will vote against the transaction and will seek appraisal rights should the shareholders approve the deal. We urge the Board to revisit its fiduciary duty to the shareholders and reverse your support of this proposed transaction.

Sincerely,

/s/ Andrew R. Jones
_______________________________________
Andrew R. Jones
Managing Member
NS Advisors, LLC

/s/ Nelson Obus
_______________________________________
Nelson Obus
President
Wynnefield Capital, Inc.

/s/ Charles W. Ruff
_______________________________________
Charles W. Ruff
President
Ruff Fund Management, LLC